Exhibit 99.2

Sent via Electronic Delivery to: edwin.wong@j-long.com; natalie.chow@klgates.com

May 13, 2024

Mr. Edwin Wong

Chief Executive Officer

J-Long Group Ltd.

Flat F, 8/F, Houston Industrial Building

32-40 Wang Lung Street, Tsuen Wan

New Territories, Hong Kong

Re:	J-Long Group Ltd. (the “Company”) Nasdaq Security: Ordinary Shares Nasdaq Symbol: JL

Dear Mr. Wong:

Our Listing Rules (the “Rules”) require listed securities to maintain a minimum bid price of $1 per share. Based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement.1 However, the Rules also provide the Company a compliance period of 180 calendar days in which to regain compliance.

If at any time during this 180 day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, we will provide you written confirmation of compliance and this matter will be closed. Please note that if the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration date in the table below, in order to regain compliance.2

In the event the Company does not regain compliance with the Rule, the Company may be eligible for additional time.3 To qualify, the Company must submit, no later than the expiration date, an on-line Transfer Application4 and submit a non-refundable $5,000 application fee in accordance with the instructions provided on the attached “Fee Payment Form”.5 The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary. As part of its review process, Staff will make a determination of whether we believe the Company will be able to cure this deficiency. Should Staff conclude that the Company will not be able to cure the deficiency, or should the Company determine not to submit a transfer application or make the required representation, we will provide notice that its securities will be subject to delisting.6

[1]	For online access to all Nasdaq Rules, please see “Nasdaq Online Resources,” included with this letter.
[2]	For additional information with respect to compliance periods please see the “Nasdaq Online Resources” on the attached page and access the link “Frequently Asked Questions” related to “continued listing.”
[3]	Listing Rule 5810(c)(3)(A)(ii).
[4]	The online Transfer Application can be accessed at listingcenter.nasdaq.com.
[5]	Listing Rule 5920(a)(11)
[6]	At that time, the Company may appeal the delisting determination to a Hearings Panel.

Mr. Edwin Wong

May 13, 2024

Our Rules require that the Company promptly disclose receipt of this letter by either filing a Form 8-K, where required by SEC rules, or by issuing a press release. The announcement needs to be made no later than four business days from the date of this letter and must include the continued listing criteria that the Company does not meet, and a description of each specific basis and concern identified by Nasdaq in reaching the determination.7

The Company must also submit the announcement to Nasdaq’s MarketWatch Department.8 If the public announcement is made between the hours of 7:00 AM and 8:00 PM Eastern Time, the Company must submit the announcement to Nasdaq’s MarketWatch Department at least ten minutes prior its public release. If the public announcement is made outside of these hours, the Company must submit the announcement prior to 6:50 A.M. Eastern Time. Please note that if you do not make the required announcement trading in your securities will be halted.9

The following table summarizes the critical dates and information related to this matter:

Period below $1.00 bid price	Expiration of 180 calendar day compliance period	Public Announcement Due Date	Relevant Listing Rules
April 1, 2024 to May 10, 2024	November 11, 2024	May 17, 2024	5450(a)(1) – bid price 5810(c)(3)(A)[10] – compliance period 5810(b) – public disclosure 5505 – Capital Market criteria

Finally, an indicator will be displayed with quotation information related to the Company’s securities on NASDAQ.com and NASDAQTrader.com and may be displayed by other third party providers of market data information. Also, a list of all non-compliant Nasdaq companies and the basis for such non-compliance is posted on our website at listingcenter.nasdaq.com. The Company will be included in this list commencing five business days from the date of this letter.

[7]	Listing Rule 5810(b). See FAQ #428 available on the Nasdaq Listing Center.
[8]	The notice must be submitted to Nasdaq’s MarketWatch Department through the Electronic Disclosure submission system available at nasdaq.net/ED/IssuerEntry.
[9]	Listing IM-5810-1.
[10]	Listing Rule 5810(c)(3)(A)(iii) states in part: “if during any compliance period specified in this Rule 5810(c)(3)(A) a Company’s security has a closing bid price of $0.10 or less for ten consecutive trading days, the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security.”

Mr. Edwin Wong

May 13, 2024

If you have any questions, please do not hesitate to contact me at +1 301 978 1450.

Sincerely,

/s/ H. Jay Miller
H. Jay Miller
Director
Nasdaq Listing Qualifications